Arrived Homes 3, LLC
1700 Westlake Avenue North
Suite 200
Seattle, Washington 98109

August 25, 2023

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Kibum Park and Dorrie Yale

Re: Arrived Homes 3, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 7
Filed July 27, 2023
File No. 024-12135

Ladies and Gentlemen:

This letter is being submitted by Arrived Homes 3, LLC (the “Company”) in response to the comment letter dated August 18, 2023 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 7 to its Offering Statement on Form 1-A (File No. 024-12135) submitted to the Commission on July 27, 2023 (the “Offering Statement”). This letter sets forth the Company’s response (“Response”) to the Comment Letter.

The Company has revised the Offering Statement, and together with this Response, is submitting Post-Qualification Amendment No. 8 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”). The Amended Offering Statement which accompanies this Response letter contains other important updates and revisions.

For your convenience, each of the Staff’s comments is repeated below, followed immediately by the Company’s response. Any references to page numbers and captions in the Response below correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this Response have the meanings assigned to such terms in the Amended Offering Statement.

Post Qualification Amendment No. 7 to Offering Statement on Form 1-A

Series Offering Table, page xiv

  We note your response to comment 1 and your revisions to your filing. The revisions indicate that Arrived Series Chilhowee and Arrived Series Sheezy acquired properties in 2022. Please tell us why the acquisitions by these series are not reflected within the Arrived Homes 3, LLC Financial Statements as of January 10, 2023.

  Response: The Company respectfully advises the Staff that the series properties now held by Arrived Series Chilhowee and Arrived Series Sheezy were acquired in accordance with the acquisition method described under “Description of Business – Acquisition Mechanics – 2. Acquisition of a Series Property from the Manager or an Affiliate of the Manager” on page 51 of the Amended Offering Statement.  Pursuant to that acquisition method, the series properties were first acquired from unrelated third parties by affiliates of the manager: Arrived TN Chilhowee, LLC and Arrived TN Sheezy, LLC, respectively, each of which is a Tennessee limited liability company.  These acquisitions occurred on December 28, 2022, and December 21, 2022, as indicated in the “Acquisition Status from Third Party” column in the Series Offering Table.

  Subsequently, on January 21, 2023, each of Arrived Series Chilhowee and Arrived Series Sheezy acquired a 100% interest in the applicable Tennessee limited liability company that owned (and continues to own) the associated series property.  Because neither the Company nor any series of the Company had acquired these series properties as of January 10, 2023, such series are not reflected within the Arrived Homes 3, LLC Financial Statements as of January 10, 2023.

  To clarify this sequence of events for investors, the Company has updated the Series Offering Table starting on page iv in the Amended Offering Statement to reflect both the December 2022 acquisitions of these series properties by the Tennessee limited liability companies and the January 21, 2023 acquisition of a 100% interest in such Tennessee limited liability companies by Arrived Series Chilhowee and Arrived Series Sheezy, as applicable.

  Summary
  The Manager, page 4

  We acknowledge your revised disclosures in response to comment 3. As previously stated, please revise to explain how the Arrived Holdings, Inc. being a public benefit corporation may affect how your manager manages your properties, and why you determined to use a public benefit corporation as your manager, as you do not have that same status.

Response: The Company respectfully advises the Staff that the public benefit corporation status of Arrived Holdings, Inc. has been terminated as of August 22, 2023.  The Amended Offering Statement reflects this change in the status of Arrived Holdings, Inc.

Management
Management Compensation, page 94
, 2023 Page 2
  We acknowledge your revised disclosures in response to comment 13. As previously stated, please revise to disclose, by each individual series, the amounts of fees paid to the manager, including sourcing fees, asset management fees, and any income received by the manager as a result of there being a difference between the property management fee of 8% of monthly rents and the actual amount paid to the property manager.

  Response: The Company respectfully advises the Staff that updated disclosure has been added to “Management – The Manager and the Operating Agreement – Management Compensation by Series” on page 97 of the Amended Offering Statement, which updated disclosure provides the amounts paid by each series to the manager as sourcing fees, as asset management fees, and in respect of the difference between the relevant property management fee of 8% of monthly rents and the actual amount paid to the property manager as of June 30, 2023.

  Unaudited Pro Forma Combined Financial Statements, page F-2

  We note your revisions to your Unaudited Pro Forma Combined Financial Statements appear to reflect an increase in cash and cash equivalents and members' capital. Please clarify for us the nature of such revisions. To the extent such revisions are related to the assumption that the full amount of the offering is sold, please tell us how you determined that assumption is appropriate, as each offering is being conducted on a “best efforts” basis.

  Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Unaudited Pro Forma Combined Financial Statements have been revised in the Amended Offering Statement in accordance with Section 3320.1 of the Division of Corporation Finance’s Financial Reporting Manual.

  General

  We note your response to comment 19 that the historical information on your website now refers to "publicly available historical information of the markets in which the properties are located." Please explain to us what the "One Year Return Historical Average" stated on your website references, and why referring to such historical information is appropriate. In addition, regarding the rental dividend yield and annualized dividends, please indicate whether they are based on monthly or quarterly dividends.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised our website to remove all references to the “One Year Return Historical Average.”  The historical information provided on the Company’s website is now limited to national and local averages of annual appreciation of single-family homes in the 35th-65th percentile by home price, as provided by the Zillow Home Value Index Single-Family Homes Time Series.  The national average reflects the average annual appreciation of such homes across all states of the U.S., while the local average reflects the average annual appreciation of such homes within the specific zip code of the series property in question.  As available, each such average is presented for the 10-year and 20-year periods ended March 31, 2023.

The Company believes that the limited historical information displayed on its website – national and local averages of annual appreciation – is helpful to investors when they are deciding whether to invest in our series interests.  In providing real estate investment opportunities at a relatively low price point, we have made the asset class accessible to investors who may not have immediate or easy access to data helpful in making informed investment decisions.  We believe that historical information is a useful reference point for investors evaluating a potential investment in our series interests and it aids the Company in managing expectations for such an investment.

Additionally, we elected to provide the national and local averages of annual appreciation, as available, on 10- and 20-year bases to illustrate that appreciation rates are not static across time, and we provide national and local averages to show that appreciation rates may differ with geographic location.  We also caution investors that historical performance is not indicative of future results.  Taken as a whole, we believe that this information permits investors to make more informed investment decisions than they otherwise may be able to.

Finally, the Company has revised the Amended Offering Statement to reflect other changes and updates since the last filing of the Offering Statement.

If you have any questions or comments regarding this Response or the Amended Offering Statement, please contact the undersigned at (814) 277-4833 or ryan@arrived.com. You may also contact John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701 or john@arrived.com.

Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq.
General Counsel and VP of Legal